UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 AMENDMENT NO. 1 TO FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER:	000-53560
CUSIP NUMBER:	67572P 101

(Check One):	[ X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	June 30, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Explanatory Note

This Amendment No. 1 to Form 12b-25 (the “Amendment”) amends the Form 12b-25 originally filed on September 15, 2014 (the “Original Filing”) by Octagon 88 Resources, Inc. (the “Company”) with respect to its Annual Report of Form 10-K for the fiscal year ended June 30, 2014 (the “Annual Report”) to correct the early filing of the Original Filing.  As the Company is a smaller reporting company under Rule 12b-2 of the Securities Exchange Act of 1934, as amended, the deadline for the filing of its Annual Report is September 29, 2014.

Except for (i) correcting the timing of the Original Filing and its effect on the computation of the 15 calendar day extension period and (ii) updating the Annaul Report filing deadline in Part III to September 29, 2014, no other changes have been made to the Original Filing.

PART I - REGISTRANT INFORMATION

OCTAGON 88 RESOURCES, INC.
Full Name of Registrant

Former Name if Applicable

Hochwachtstrasse 4
Address of Principal Executive Office (Street and Number)

Steinhausen CH. 6312
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended June 30, 2014 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required additional time to report.  We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of September 29, 2014.The Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to September 29, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Guido Hilekes	41	79 237 62 18
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
Management is anticipating reporting significant changes to our operating results related to increased operations year over year. For the fiscal ended June 30, 2014 and 2013 we expect to incur a net loss from operations of $8,131,295 and $507,527, respectively. The significant increase in losses is primarily due to a stock based compensation expense of $6,561,657 which was recorded during the fiscal year ended June 30, 2014 with $36,819 for the same period ended June 30, 2013.   Due to increased corporate operations we expect to report an increase in investor relations fees from $nil for the fiscal year ended June 30, 2013 to approximately $241,040 for the fiscal year ended June 30, 2014. Other general and administrative expenses are expected to increase to $71,356 for fiscal year ended June 30, 2014 from $1,839 for the fiscal year ended June 30, 2013, professional fees are expected to increase to $264,900 for the fiscal year ended June 30, 2014 from $36,819 for the same period ended June 30, 2013, and we incurred exploration expenses in the amount of $30,706 as of June 30, 2014 with no comparable expense for the period ended June 30, 2013. During the fiscal year ended June 30, 2014, we also expect to incur losses from equity investments of $961,636 as a result of the Company’s investments in CEC North Star Energy Ltd. with a comparable loss of $468,869 for the same period ended June 30, 2013.

OCTAGON 88 RESOURCES, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 30, 2014	By:	/s/ Richard Ebner
		Name:	Richard Ebner
		Title:	Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).